1299236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04039202

Act 34
Section 17
Rule 17a-5
Public Availability 5-31-04

May 17, 2004

John E. Atchue
John E. Atchue, Sole Proprietor
52 Frederick Place
Old Bridge, NJ 08857

Re: Request for Form X-17A-5 Filing Extension

Dear Mr Atchue:

We have received your letter, dated March 24, 2004, in which you request on behalf of John E. Atchue, Sole Proprietor ("Firm") an extension for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm terminated its membership with the New York Stock Exchange as of March 25, 2004. Therefore, pursuant to subparagraph (b)(1) of the Rule, the Firm was required to file a Final FOCUS by March 29, 2004. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm filed its Final FOCUS, as required pursuant to subparagraph (b)(1) of the Rule, by April 15, 2004.

Please note, however, that Form BDW requires, in certain circumstances, that the broker-dealer attach a Form X-17A-5 which reflects an as of date no earlier than 10 days prior to the filing of the BDW. The no-action position taken by the Division in this letter does not affect the requirement, when applicable, to file a Form X-17A-5 when filing Form BDW.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Warren Levine, NYSE

THE GOLDSTEIN LAW GROUP, P.C.

65 BROADWAY, 10TH FL.
NEW YORK, NY 10006

TEL: (212) 809-4220
FAX: (212) 809-4228

COVER SHEET

DATE: 03/25/2004 **TIME:**

TOTAL NUMBER OF PAGES (INCLUDING COVER SHEET): 2

TO: THOMAS MC GOWAN, ESQ.

COMPANY: SECURITIES AND EXCHANGE COMMISSION

FAX NO: 202-942-9553

FROM: **LINDA GETZONE**

RE: JOHN E. ATCHUE, SP – BD #8-66394

- ☐ FOR YOUR INFORMATION
- ☐ FOR REVIEW AND COMMENT
- ☐ PER OUR CONVERSATION
- ☐ PER YOUR REQUEST
- ☐ AS PER ____________________

- ☐ FOR NECESSARY ACTION
- ☐ PLEASE SIGN AND RETURN BY FAX
- ☐ PLEASE SIGN AND RETURN ORIGINAL BY STANDARD MAIL
- ☐ PLEASE SIGN AND RETURN ORIGINAL VIA OVERNIGHT MAIL

COMMENTS/SPECIAL INSTRUCTIONS:

THANK YOU.

CC: MS. ANNE SPECIALE
NEW YORK STOCK EXCHANGE

Daniel

JOHN E. ATCHUE, SOLE PROPRIETOR
52 Frederick Place
Old Bridge, NJ 08857

March 24, 2004

By Fax

Thomas McGowan, Esq., Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: John E. Atchue, Sole Proprietor – BD #8-66394

Dear Mr. McGowan:

Pursuant to SEC Regulation 240.17a-5 subparagraph B, the undersigned hereby requests an extension of time within which to file a final Focus Report Part IIA. The Focus Report Part IIA is due in connection with the termination of the above New York Stock Exchange member as a broker-dealer effective at the close of business on March 25, 2004.

In this connection, we make the following representations:

1. The entity's books and records are current, the entity is in compliance with Rules 15c3-1 and 15c3-3, CFTC Regs 1.20 and 30.7 and no significant or material operational problems exist.
2. The entity has not experienced any financial or material operational difficulty.
3. The entity is in compliance with all other applicable rules of the Commission and the New York Stock Exchange.
4. This application is being made solely because of the inability of the entity's accountant to prepare a final Focus within two (2) days after the termination of its broker-dealer status.

We respectfully request an extension of time until April 15, 2004 within which to file the final Focus.

If you need anything further, do not hesitate to call on me. Thank you for your cooperation.

Very truly yours,

John E. Atchue

John E. Atchue

lg

cc: Anne Speciale, NYSE

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	5089
CONNECTION TEL	212 809 4228
CONNECTION ID	GOLDLAW
ST. TIME	03/26 08:19
USAGE T	00'57
PGS.	2
RESULT	OK